Lawson Software, Inc.
380 St. Peter Street
St. Paul, Minnesota 55102

August 16, 2007

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Lawson Software, Inc.
Request to Withdraw Registration Statement on Form S-3
(Registration No. 333-145209) Originally Filed August 7, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Lawson Software, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because it was filed using an incorrect submission header which identified it as a Registration Statement on Form S-3 rather than a Registration Statement on Form S-3ASR. Although the appropriate box was checked on the cover page of the Registration Statement identifying it as a registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, the incorrect submission header was transmitted by the Registrant’s  financial printer.

No securities have been sold under the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at 380 St. Peter Street, St. Paul Minnesota 55102.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact the undersigned at (651) 707-7000 or Jonathan B. Abram of Dorsey & Whitney LLP at (612) 343-7962 with any questions you may have.

Sincerely,

LAWSON SOFTWARE, INC.
By:	/s/ Bruce McPheeters
Bruce McPheeters, General Counsel and Corporate Secretary